September 6, 2017

VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C.  20549
Attn:  Mara L. Ransom

RE:	GP Investments Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed August 30, 2017
File No. 333-219101

Dear Ms. Ransom:

We are writing on behalf of our client, GP Investments Acquisition Corp., a Cayman Islands exempted company limited by shares (the “Company”), to provide our response to the letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 5, 2017 (the “Comment Letter”), relating to the above Amendment No. 2 to the Registration Statement on Form S-4 (the “Registration Statement”). Set forth below are the Company’s responses to the comment raised in the Comment Letter. For the convenience of the Staff, the comment in the Comment Letter is reprinted in bold, italicized text and is followed by the Company’s corresponding response.

The change made to the Registration Statement in response to the Staff’s comment will be set forth in Amendment No. 3 to the Registration Statement (“Revised Registration Statement”), which the Company intends to file with the Commission via EDGAR on or about the date hereof.  Capitalized terms used and not otherwise defined herein have the respective meanings ascribed to such terms in the Revised Registration Statement.

Mara L. Ransom
Unites States Securities and Exchange Commission
September 6, 2017

Description of Discussions with Citigroup, page 129

1.
We note your response to comment 2 and reissue the comment. We note that in connection with the proposed business combination transaction Citigroup rendered a comparative benchmark analysis, including a review of key operating metrics and valuation multiples of Rimini Street against selected companies; Citigroup discussed the effect on GPIA after the combination, including, among other things, a post-combination pro forma enterprise value, competitive advantages over competitors, and Rimini Street’s projected future growth; and a discussion of implied price per share of the combined companies compared to $10 per share. We further note that this information was presented to your board of directors and that a summary of this information appears in your prospectus. Please tell us why you do not believe that this information constitutes a “report.” Alternatively, please file Citigroup’s consent as an exhibit to this registration statement.

In response to the Staff’s comment, Citigroup Global Markets Inc. has provided the requested consent. We have filed Exhibit 99.3 (Consent of Citigroup Global Markets Inc.) with the Revised Registration Statement.

If you have any questions or require any additional information regarding the foregoing, please call me at (212) 735-2854 or my colleague, Paul T. Schnell, at (212) 735-2322.

Sincerely,

/s/ Timothy M. Fesenmyer

Timothy M. Fesenmyer

cc:	Andrew Fleiss, GP Investments Acquisition Corp.
Paul Schnell, Skadden, Arps, Slate, Meagher & Flom LLP